# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Management Corporation, CIK 0001176948
CUSIP: 03990B101
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1800 Ave of the Stars, Suite 1400, Los Angeles, California (CA), 90067
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-19-008755
Filed by CIK 0001025978

## Reporting persons
- Antony P. Ressler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,775,153; shared voting power 116,968,418; sole dispositive power 1,775,153; shared dispositive power 116,968,418; aggregate amount beneficially owned 118,743,571 (37.9% of the class)
  Comment: The reported shares of sole voting and dispositive power represent 1,775,153 shares of Class A common stock, par value $0.01 per share, of the Issuer ("Class A Shares") held by a charitable foundation for which the Reporting Person serves as trustee.
  
  The reported shares of shared voting and dispositive power represent (i) 7,161,729 Class A Shares and (ii) 109,806,689 partnership units of Ares Holdings L.P., which are convertible one for one into Class A Shares, subject to certain restrictions ("AOG Units"), all of which are held by Ares Owners Holdings L.P. ("Ares Owners").
  
  The percent of class is calculated based on (i) 203,362,482 Class A Shares outstanding on December 31, 2024, based on information provided by the Issuer, as increased by (ii) 109,806,689 Class A Shares issuable upon conversion of 109,806,689 AOG Units held by Ares Owners.

## Item 1. Issuer
Name of issuer: Ares Management Corporation
Address of issuer's principal executive offices: 1800 Avenue of the Stars Suite 1400 Los Angeles, CA, 90067

## Item 2. Person Filing
Name of person filing: This statement is filed by Antony P. Ressler, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
1800 Avenue of the Stars, Suite 1400

Los Angeles, CA 90067
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

The reported securities include 7,161,729 Class A Shares and 109,806,689 AOG Units held by Ares Owners. Ares Partners Holdco LLC ("Ares Partners") is the general partner of Ares Owners. Ares Partners is managed by a board of managers, which is composed of the Reporting Person, Michael J Arougheti, R. Kipp deVeer, David B. Kaplan and Bennett Rosenthal (each, a "Board Member" and collectively, the "Board Members"). The Reporting Person generally has veto authority over decisions of the Board Members. Ares Owners holds 4,935,625 Class A Shares and 49,764,375 AOG Units on behalf of the Reporting Person, or on behalf of a vehicle controlled by him, as a limited partner of Ares Owners. In addition, the reported securities include 1,775,153 Class A Shares held by a charitable foundation for which the Reporting Person serves as trustee. Based on information reported in Statements on Schedule 13G filed by, or information received from, Ares Owners and the other Board Members, the Class A Shares held by Ares Owners, if aggregated with other Class A Shares beneficially owned by each of the individual Board Members, would equal 121,252,571 Class A Shares in the aggregate, including shares that may be acquired upon the exchange of AOG Units held by Ares Owners and Class A Shares that may be acquired by the individual Board Members upon the vesting of Restricted Stock Units ("RSUs") held by such Board Member, representing 38.4% of the outstanding Class A Shares (based on 203,362,482 outstanding shares and assuming the exchange of such AOG Units and the vesting of such RSUs).

The Reporting Person expressly disclaims the existence of, or membership in, a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Ares Owners, Ares Partners, and the other Board Members, as well as beneficial ownership with respect to any Class A Shares beneficially owned by Ares Owners, Ares Partners, or the other Board Members, and neither the filing of this Statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the Class A Shares referred to herein for purposes of Section 13(d) of the Act.
Percent of class:
See response to Item 11 on the cover page.

The percentage reflected on the cover page to this Schedule 13G is calculated based on (i) an aggregate of 203,362,482 Class A Shares outstanding as of December 31, 2024, as reported by the Issuer, as increased by (ii) 109,806,689 Class A Shares issuable in respect of 109,806,689 AOG Units held by Ares Owners.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The limited partners of Ares Owners have the right to receive dividends from, or proceeds from the sale of, the Class A Shares that are held of record by Ares Owners on behalf of such limited partner. Ares Owners holds greater than 5% of the Class A Shares on behalf of the Reporting Person, or on behalf of a vehicle he controls. No other person has the right to receive dividends from, or the proceeds from the sale of, more than five percent of the Class A Shares reported on this Schedule 13G.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Antony P. Ressler: /s/ Antony P. Ressler, Antony P. Ressler (02/14/2025)